SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 12, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  Press Release dated June 12, 2008

Corporate Express NV For more information: Media Relations +31 (0)20 651 10 34
PRESS RELEASE	Investor Relations +31 (0)20 651 10 42
www.cexpgroup.com

CORPORATE EXPRESS PUBLISHES POSITION STATEMENT ON STAPLES OFFER

Amsterdam, 12 June 2008 - Corporate Express NV, one of the world’s leading suppliers of office products, published today its Position Statement regarding the cash Offer from Staples, Inc. (made through Staples Acquisition BV), for all of the issued and outstanding shares in Corporate Express NV and for the bonds issued by Corporate Express NV (the “Offer”).

The Position Statement provides certain information about Staples’ Offer, as well as the reasoned opinion (“gemotiveerde standpuntbepaling”) of the Boards in respect to the Offer in accordance with article 18, paragraph 2 and Annex G of the Dutch Public Offer Decree (“Besluit Openbare Biedingen Wft”).

The Extraordinary Meeting of Shareholders of Corporate Express will be held on 18 June 2008 at 14.00 CET at Hotel Okura, Ferdinand Bolstraat 333, Amsterdam.

Copies of the Position Statement are available at www.cexpgroup.com and can be obtained free of charge by contacting Corporate Express by email at corpcomm@cexpgroup.com or by telephone on +31 (0) 20 651 10 19.

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Note to the editor

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries.

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com

Press / general inquiries: Anneloes Geldermans	Telephone: +31 (0)20 651 10 34
anneloes.gelderrmans@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

	By:	/s/ P. Ventress
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: June 12, 2008